SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                           FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities
Exchange Act of 1934.


                Commission File Number 1-8012

                      GEICO Corporation
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   (Exact name of registrant as specified in its charter)

                       One GEICO Plaza
                 Washington, D.C. 20076-0001
                       (301) 986-3000
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 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

              $100,000,000 Principal Amount of
                  7.5% Notes Due April 2005
              $100,000,000 Principal Amount of
             9.15% Debentures Due September 2021
              $150,000,000 Principal Amount of
               7.35% Debentures Due July 2023
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  (Title of each class of Securities covered by this Form)

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 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:



Rule 12g-4(a)(1)(i)      [ ]    Rule 12h-3(b)(1)(i)            [X]

Rule 12g-4(a)(1)(ii)     [ ]    Rule 12h-3(b)(i)(ii)           [ ]

Rule 12g-4(a)(2)(i)      [ ]    Rule 12h-3(b)(2)(i)            [ ]

Rule 12-g-(a)(2)(ii)     [ ]    Rule 12h-3(b)(2)(ii)           [ ]

                                Rule 15d-6                     [X]

Approximate number of holders of record as of the certification or notice date: Less than 300 in the case of each issue of debt securities set forth above and in the aggregate.

Pursuant to the requirements of the Securities Exchange Act of 1934 GEICO Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 2, 1996                      By:/s/ Charles R. Davies
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                                               Charles R. Davies
                                               Vice President and General
                                               Counsel